FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______             Form 40-F     X

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: October 7, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.	Media Contact:	US Investor Relations
Bruce Rowlands	Eliza Walsh / Amy Banek	Tim Clemensen
Senior Vice President	Mansfield Communications	Rubenstein Investor Relations
(416) 798-1200 ext. 338	(416) 599-0024 / (212) 370-5045	(212) 843-9337
browlands@lorusthera.com	eliza@mcipr.com/amy@mcipr.com	tim@rir1.com

TSX:            LOR

AMEX:       LRP

LORUS THERAPEUTICS REPORTS FIRST QUARTER RESULTS FOR FISCAL YEAR 2006

TORONTO, CANADA – October 7, 2005 – Lorus Therapeutics Inc. ("Lorus") today reported financial results for the three months ended August 31, 2005.  All amounts are in Canadian dollars.

PRODUCT UPDATES:

Virulizin®

As Lorus anticipates the Phase III clinical trial results of its lead anticancer drug for the treatment of pancreatic cancer later this year, the Company has continued to plan for success, achieving several key milestones during the first quarter including:

  Successful completion of Last Patient Visit in the Global Phase III clinical study of Virulizin® in combination with Gemzar® for the treatment of pancreatic cancer.

  Announced that the United States Food and Drug Administration (FDA) has accepted Lorus’ proposal for a rolling submission for its New Drug Application (NDA) for Virulizin®. Products in fast track drug development programs, such as Virulizin®, may be considered for priority review and filing of portions of an application (rolling NDA) as they become available for submission. A drug that receives fast track designation must demonstrate that it is intended for the treatment of a serious or life-threatening condition and that it has the potential to address unmet medical needs for the condition.

  Announced that the EMEA (European Medicines Agency) has given a positive opinion on Lorus’ application for orphan drug status for Virulizin®. This most recent orphan drug status designation for Virulizin® indicates that the product has the potential to provide efficacy and a significant benefit to patients with this devastating condition

  Lorus’ contract manufacturer, BioVectra dcl successfully scaled up the manufacturing process to the commercial batch size of 800 litres.

GTI-2040

One of the lead drugs in Lorus’ antisense portfolio, GTI-2040, continues to advance in the clinic with six Phase II clinical trials underway sponsored by the National Cancer Institute (NCI) in six different indications.  During the quarter Lorus has continued to see exciting developments related to its antisense portfolio including:

  Received a steering committee assessment of progress in the program of six U.S. NCI sponsored clinical studies of GTI-2040. The ongoing steering committee assessment program included an investigators meeting jointly organized by Lorus and the NCI Cancer Therapy Evaluation Program (CTEP), which reviewed all safety and interim efficacy data, and follow-up data review activities on individual studies. All six studies continue to progress without unacceptable toxicity.

  Entered into a research collaboration with Dr. Guido Marcucci, a prominent leukemia researcher and clinician at the Ohio State University Comprehensive Cancer Center, on a program of laboratory experiments on acute myeloid leukemia cell lines. These experiments, which will be conducted in both tissue culture and animal models, will provide important insights into the correlation between antitumor response and the cellular effects of GTI-2040 and cytarabine when given together.

GTI-2501

Lorus’ second lead antisense drug, GTI 2501, currently has a Phase II clinical trial for the treatment of prostate cancer underway.  Lorus continued to strengthen its antisense patent portfolio during the quarter as follows:

  Received notice from the European Patent Office of its intention to grant the application for a patent of its novel antisense drug, GTI-2501.

Small Molecule Program

The Lorus team is actively working on advancing its small molecule program at an accelerated pace, with the objective of moving a drug candidate into the clinic during calendar 2006.  During the quarter Lorus:

  Announced continued success in the development of the small molecule anticancer program with the selection of a class of lead molecules. Two molecules from this class, ML-133 and LT-253, have been chosen as lead candidates for further development as novel anticancer drugs, based on the results of preclinical studies.

"As we anticipate the results of our Phase III clinical trial with Virulizin®, we continue to make progress towards filing a NDA and positioning ourselves for commercial success." said Dr. Jim Wright, President and C.E.O., "In addition, Lorus has multiple promising technologies in our product pipeline which we continue to advance with positive progress made during the first quarter."

FINANCIAL RESULTS

Lorus’ cash used in operating activities for the first quarter of fiscal 2006 decreased 17.9% to $4.8 million compared with $5.9 million for the same quarter last year. The decrease in cash used in operating activities is due primarily to lower research and development expenditures during the quarter due to the close of our Virulizin® Phase III clinical trial in July 2005.

Net loss for the three-month period ended August 31, 2005 totaled $5.7 million ($0.03 per share) compared to a loss of $6.2 million ($0.04 per share) for the same period last year. The decrease in net loss is primarily due to a reduction of $1.1 million in research and development expenses offset by non-cash charges of $198,000 for interest expense and $186,000 for accretion expense related to the $15.0 million convertible debentures.

Research and development expenses for the three-month period ended August 31, 2005 decreased 21.6% to $4.0 million compared to $5.0 million for the same period last year. The decrease in costs is primarily due to a wind down of clinical trial costs for the Phase III clinical trial of Virulizin®.

General and administrative expenses for the first quarter of fiscal 2006 increased slightly to $1.1 million compared with $1.0 million in the same period last year.  The increase is primarily due to an increase in administrative personnel.

Stock-based compensation expense increased to $291,000 for the three-month period ended August 31, 2005 compared with $211,000 in the prior year.  The increase in expense is attributable to an additional performance-based option grant to employees contingent on specific criteria related to filing the NDA. Stock-based compensation represents a non-cash charge.

Interest income for the quarter ended August 31, 2005 decreased to $115,000 from $145,000 for the same quarter last year. The decrease is attributable to a lower cash and short-term investment balance during the first quarter of 2006.

At August 31, 2005 Lorus had cash and cash equivalents and short-term investments totaling $16.6 million compared to $21.5 million at May 31, 2005.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)
			Period
	Three	Three	from inception
(amounts in 000's except for per common share data)	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Aug 31, 2005	Aug 31, 2004	Aug 31, 2005
REVENUE	$ 1	$ 2	$ 681

EXPENSES
Cost of sales	-	-	84
Research and development	3,957	5,049	104,195
General and administrative	1,076	1,025	44,217
Stock-based compensation	291	211	5,836
Depreciation and amortization	130	107	8,182
Operating expenses	5,454	6,392	162,514
Interest expense on convertible debentures	198	-	498
Accretion in carrying value of convertible debentures	186	-	612
Amortization of deferred financing charges	20	-	104
Interest income	(115)	(145)	(10,662)
Loss for the period	5,742	6,245	152,385
Basic and diluted loss per common share	$ 0.03	$ 0.04
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	172,713	171,801

Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on Friday October 7, 2005.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical developments and marketing may be done in cooperation with strategic pharmaceutical partners.  Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.